UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

Magnite, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

78112V102

(CUSIP Number)

April 30, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112V102		Schedule 13G
1		NAME OF REPORTING PERSON RTL US Holding, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,374,315 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,374,315 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,374,315 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 below. The Reporting Person owns 12,374,315 shares of Common Stock of the Issuer. The Issuer’s outstanding capital stock consists of 115,570,100 shares of Common Stock, $0.00001 par value per share, and 10,000,000 shares of undesignated preferred stock, as more fully described in the Issuer’s 10-K (File No. 001-36384).

CUSIP No. 78112V102		Schedule 13G
1		NAME OF REPORTING PERSON RTL Group S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,374,315 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,374,315 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,374,315 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 below. The Reporting Person owns 12,374,315 shares of Common Stock of the Issuer. The Issuer’s outstanding capital stock consists of 115,570,100 shares of Common Stock, $0.00001 par value per share, and 10,000,000 shares of undesignated preferred stock, as more fully described in the Issuer’s 10-K (File No. 001-36384).

CUSIP No. 78112V102		Schedule 13G
1		NAME OF REPORTING PERSON Bertelsmann SE & Co. KGaA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,374,315 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,374,315 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,374,315 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Item 4 below. The Reporting Person owns 12,374,315 shares of Common Stock of the Issuer. The Issuer’s outstanding capital stock consists of 115,570,100 shares of Common Stock, as more fully described in the Issuer’s 10-K (File No. 001-36384).

Item 1(a). Name of Issuer:

Magnite, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

12181 Bluff Creek Dr., Playa Vista, CA 90094

Item 2(a). Name of Person Filing:

RTL US Holding, Inc.,

RTL Group S.A. and

Bertelsmann SE & Co. KGaA (each a “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

RTL US Holding, Inc. – 1745 Broadway, New York, NY 10019

RTL Group S.A. – 43 Boulevard Pierre Frieden, L-1543 Luxembourg, Grand Duchy of Luxembourg

Bertelsmann SE & Co. KGaA – Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany

Item 2(c). Citizenship:

RTL US Holding, Inc. – United States

RTL Group S.A. – Luxembourg

Bertelsmann SE & Co. KGaA – Germany

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.00001 per share

Item 2(e). CUSIP Number:

78112V102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

(a)	Amount beneficially owned: 12,374,315

(b)	Percent of class: 9.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,374,315

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,374,315

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated by reference herein.

As of April 30, 2021, each Reporting Person may be deemed to beneficially own 12,374,315 shares of Common Stock, representing 9.6% of the total Common Stock issued and outstanding. RTL US Holding, Inc. a Delaware corporation, is the record holder of these shares. RTL US Holding, Inc. is a wholly owned indirect subsidiary of RTL Group SA. Bertelsmann SE & Co. KGaA is the majority shareholder of RTL Group SA.

Pursuant to the Stock Purchase Agreement (the “Agreement”), dated as of February 4, 2021 between Issuer, RTL US Holding, Inc. and RTL Group S.A. (solely with respect to Article 6), RTL US Holding, Inc. has agreed, subject to limited exceptions, not to transfer, sell, assign, convey, gift, exchange, pledge or encumber, lease or otherwise dispose of the Common Stock, without the consent of Issuer, for three months from the date of the closing of the transactions contemplated by the Agreement.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2021

RTL US Holding, Inc.

/s/ Vera L. Noriega
Name: Vera L. Noriega
Title: Director

/s/ Siska Ghesquiere
Name: Siska Ghesquiere
Title: President

RTL Group S.A

/s/ Thomas Rabe
Name: Thomas Rabe
Title: CEO

/s/ Elmar Heggen
Name: Elmar Heggen Title: Deputy CEO and COO

Bertelsmann SE & Co. KGaA

/s/ Thomas Götz
Name: Thomas Götz
Title: General Counsel

/s/ Bettina Wulf
Name: Bettina Wulf
Title: Authorized Officer (Prokuristin)

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated May 10, 2021, by and among RTL US Holding, Inc., RTL Group S.A., and Bertelsmann SE & Co. KGaA

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to shares of Common Stock of Magnite, Inc. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 10, 2021

RTL US Holding, Inc.

/s/ Vera L. Noriega
Name: Vera L. Noriega
Title: Director

/s/ Siska Ghesquiere
Name: Siska Ghesquiere
Title: President

RTL Group S.A

/s/ Thomas Rabe
Name: Thomas Rabe
Title: CEO

/s/ Elmar Heggen
Name: Elmar Heggen Title: Deputy CEO and COO

Bertelsmann SE & Co. KGaA

/s/ Thomas Götz
Name: Thomas Götz
Title: General Counsel

/s/ Bettina Wulf
Name: Bettina Wulf
Title: Authorized Officer (Prokuristin)